09045566

File No. 82-3929

RECEIVED

2009 MAR 11 A 6:20

FNC FANCAMP EXPLORATION LTD.

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
Web site: www.fancampexplorationltd.ca

NEWS RELEASE

FANCAMP OPTIONS VILLEBON PROPERTY

February 23, 2009

TSX Trading Symbol: FNC
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The Company wishes to announce that its 50% held (50% Sheridan Platinum Group) nickel-copper-PGE project, known as the Villebon Property, in northern Quebec, has been optioned to LiteWave Corp. and St-Georges Minerals Inc.

To acquire up to 100% ownership in the property, St-Georges will issue a total of 2,250,000 common shares to Fancamp and Sheridan within six months. Litewave will be required pay the vendors $200,000 Cdn. over two years and then an annual advance royalty payment of $20,000 Cdn. The Property is subject to a 2% Net Smelter Return ("NSR") on 18 claims and to a 1% NSR on 5 claims covering the Villebon Zone. A total of 1% of the 2% NSR can be purchased for $1,000,000 Cdn. LiteWave would assume a remaining property payment of $80,000 Cdn. on the Villebon Zone 5 claims to Tectonic Resources as well as an existing 2% NSR, of which 1% can be purchased for $1,000,000 Cdn.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172
Web site: www.fancampexplorationltd.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

END 3/11